# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enviri LLC, CIK 0000045876
CUSIP: 415864107
Title of class of securities: Common Stock, par value $1.25 per share
Address of issuer's principal executive offices: TWO LOGAN SQUARE, 100-120 NORTH 18TH STREET, 17TH FLOOR, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-26-001890
Filed by CIK 0001218735

## Reporting persons
- Mason Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kenneth M. Garschina: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael E. Martino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Enviri LLC
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons"):

(i) Mason Capital Management LLC, a Delaware limited liability company ("Mason Capital Management"), with respect to the common stock, par value $1.25 per share ("Common Stock"), of Enviri LLC (f/k/a Enviri Corporation) that were directly held by Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("Mason Capital Master Fund"), the general partner of which is Mason Management LLC ("Mason Management");

(ii) Kenneth M. Garschina ("Mr. Garschina"), with respect to the shares of Common Stock that were directly held by Mason Capital Master Fund; and

(iii) Michael E. Martino ("Mr. Martino"), with respect to the shares of Common Stock that were directly held by Mason Capital Master Fund.

Mason Capital Management is the investment manager of Mason Capital Master Fund. Mason Capital Management may have been deemed to have beneficial ownership over the shares of Common Stock that were directly held by Mason Capital Master Fund by virtue of the authority granted to Mason Capital Management by Mason Capital Master Fund and Mason Management to vote and exercise investment discretion over such shares. Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management and the sole members of Mason Management.
Address of principal business office or, if none, residence: The principal business office address of Mason Capital Management, Mr. Garschina and Mr. Martino is c/o Mason Capital Management LLC, 110 East 59th Street, New York, New York 10022.
Citizenship: Mason Capital Management is a Delaware limited liability company. Messrs. Garschina and Martino are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0.00%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mason Capital Management LLC: /s/ John Grizzetti, John Grizzetti, Chief Operating Officer (08/14/2026)
- Kenneth M. Garschina: /s/ Kenneth M. Garschina, Kenneth M. Garschina, Individually (08/14/2026)
- Michael E. Martino: /s/ Michael E. Martino, Michael E. Martino, Individually (08/14/2026)